

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

Ofir Ben Arzi
Chief Executive Officer
Secure It Corp.
548 Market St. # 59722
San Francisco, CA 94104-5401

> **Re: Secure It Corp.**
> **Registration Statement on Form S-1**
> **Filed on March 20, 2011**
> **File No. 333-180230**

Dear Mr. Ben Arzi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. It appears that Rule 415 applies to your offering. Please check the applicable box on the front of your registration statement or advise.

Fee Table

2. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a) or advise.

General

3. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.

4. Please provide us with the reports citied throughout your registration statement, such as those by Car Body Shops Market Research Report and Global Industry Analysis, Inc. on page 18. If these reports were commissioned by you, please provide a consent. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may be able to adopt some of these statements as your own.

5. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

6. A currently dated accountant's consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Prospectus Cover Page

7. In the second paragraph, please expand that paragraph to indicate your plans to have a market maker apply for admission to quotation of your securities on the FINRA Over the Counter Bulletin Board. Similarly revise under "Market for the common shares," at page 6.

8. We note your disclosure under "Termination of the offering," at page 6. Please include here the date the offering will end and also disclose any proposed extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

9. Disclose here any arrangements to place the funds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Summary Information, page 5

10. Please revise to disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

11. Please revise to disclose that you do not currently have enough money to execute your business plan, and provide an estimate of the amount of money needed to accomplish your goals.

12. We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please disclose this in the forefront of this section.

13. Please remove the word "innovative" to describe your concept and website, as we view this as marketing language inappropriate for a registration statement or revise to state it as a belief.

14. Please provide support for your belief that vehicle wrapping is becoming an increasingly popular method of improving the external design of vehicles. Please also provide support

for your belief that most of the existing vehicle wrapping services are marketing to the end user and not the garages and car accessory providers. Alternatively, revise to remove these assertions.

15. Please expand your disclosure to clarify how you intend to generate revenue through the provision of virtual wrappings.

Summary of the Offering by the Company, page 6

16. Under "Terms of the Offering," please revise to indicate that this offering is being conducted on a self-underwritten, best efforts basis.

Risk Factors, page 7

17. Please add a risk factor to provide an estimate of the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs. To that risk factor, please also include disclosure, as you indicate on page 22, that with your current funds you will be able to maintain a reporting status past 12 months.

18. Please revise to add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because two individuals occupy all of the corporate positions, and the risk that there may not be funds available for net income because these directors and officers will determine their own salary and perquisites or explain why these risk factors are not necessary.

19. If true, please include a risk factor discussing that fact that you will rely on others for the manufacturer of the car wraps, and discuss the risks related to relying others for such production, as well as if your competitors will also have access to the same car wraps.

20. Consistent with your disclosure on pages 20 and 23, please add a risk factor to discuss the fact that your officers and directors have other business activities of your officers and directors that takes some of their time and whether potential conflicts of interest exists in relation to those other activities. Please also revise to disclose here the number of hours that your officers and directors plan to dedicate to your business. If true, please also add a separate risk factor discussing the fact that neither Mr. Ben Arzi nor Mr. Brodman has prior experience in a business related to car wraps or with developing a website to market and sell products.

We are a development stage company. The company anticipates operating expenses will increase prior to earning revenue, and we may never achieve profitability, page 7

21. Please revise the heading and the body of the risk factor to quantify the amount of additional expenses that you anticipate to raise market awareness of your intended market wrapping services.

Failure to raise additional capital to fund future operations could harm our business, page 8

22. Please revise the heading and the body of the risk factor to quantify the amount of additional capital you require to develop your business.

Because our Management is Inexperienced, page 8

23. Please revise to highlight the risk associated with the lack of experience of management. As it reads now, it appears you are attempting to mitigate responsibility for being aware of requirements related to this offering, which does not seem appropriate.

As there is no Minimum Purchase Requirement, page 8

24. Please revise, as its own risk factor, with its own subheading, the risk that limited proceeds received from the sale of shares will cause you to go out of business.

Since our company's directors currently own 100% of the outstanding common stock, page 10

25. Please revise to either remove the assurance given that your directors will not abuse their discretion in regards to their fiduciary obligations and business integrity, or revise to clarify that you can provide no such guarantee in this regard.

We will rely on an outside firm to host our servers, page 14

26. Please expand your disclosure to explain what Google Adsense is and how you will rely on it for revenue.

Use of Proceeds, page 15

27. Please explain to us why the Legal & Accounting expenses vary in the table according to the percentage of shares sold.

28. It is not clear what the first listed "Total" in the chart is totaling. Please revise for clarity.

Plan of Distribution, page 15

29. Please advise us whether any of the persons who will be involved in the selling of the securities are associated, as defined in rule 3a4-1 of the Securities Exchange Act of 1934 and if so, if they are relying upon the safe harbor exemption provided in Rule 3a4-1. Provide us an analysis of the basis for reliance on that exemption or other exemption.

30. Please expand your disclosure on page 16 to describe what "other legal means of promoting the sale of shares of [y]our common stock" you plan to explore upon being declared effective or revise to remove.

Description of Business, page 18

    31. Please expand your disclosure to discuss the competitive business conditions and your competitive position in the industry and methods of competition.

Business Development, page 18

    32. Please provide a timeframe for your plan to eventually sell car wraps to the retail consumer.

The Product Vinyl Car Wrap, page 18

    33. Please explain what you mean by a vinyl material between "XXX mm to XXX mm" and revise accordingly.

    34. Please remove the term "fairly" when describing the price of material per vehicle, as this is a subjective term and investors can make their own determination of fairness on the disclosed price.

    35. Please expand your disclosure to explain what constitutes "fast and easy to install", perhaps by providing an estimate of the amount of time required to install and whether installation can be done by anyone or requires the skill of a professional. In addition, please explain what you mean that the wrap is "easily removed," perhaps by explaining the removal process, who can safely remove it, whether there is any risk to damaging the vehicle or its paint, and what would be the estimated cost of removal.

    36. Please revise to state as a belief that a car wrap provides a car with a new look. Similarly revise to state as a belief the bulleted points that are listed as ways the car is protected by a car wrap or substantiate these claims.

Manufacturers of Car Wraps Material, page 18

    37. Please expand your disclosure to discuss the existence of non-existence of any production or distribution arrangements with 3M or Avery, and whether you will be acquiring your car wraps directly from these companies, through a wholesaler, or by making retail purchases.

    38. Please expand your disclosure to explain what you mean that the 3M series 1080 wrap is "long term." Also, we note there is no description of the Avery products you intend to sell. Please expand your disclosure accordingly.

Market Opportunity, page 18

39. Please provide support for your statement that virtually any garage in the United States that fixes cars is a candidate for purchasing your intended car wraps or revise to remove. Please also provide support for or remove the statement that anyone who owns a vehicle is a prospective customer for garage owners.

40. Please explain what it means for you and investors that the automotive franchise industry generates $25 billion in sales annually and employs over 175,000 people, as it seems that focusing your disclosure on such a broad segment may not be relevant for your niche business. Along the same lines, what does it mean for you and investors that the motor vehicle aftermarket industry is valued at $285 billion and employs 4.5 million people. Please revise to provide more specific market information, such as where your niche products and services fits into the overall industry and what market data is available in relation to your specific offerings.

Target Customers, page 18

41. We note your disclosure in the penultimate paragraph on page 18 that you intend to design vinyl car wraps. Please explain the differences between the designing, selling and the manufacturing of the car wrap, as you disclosed previously that you would sell only car wraps manufactured by 3M and Avery, and consider revising your disclosure accordingly.

42. Refer to the third paragraph in this section. Please revise to state that it is your belief that you will have an information rich website.

43. You indicate that you have reserved the URL www.sec-it.org and discuss your plans for it. At this time, there does not appear to be a Web site at this address. Please expand your discussion plans regarding the Web site to explain where you are in the process to getting this be a working Web site, and the material steps involved, including financing, to get this Web site to be a working Web site.

Competitive Advantages, page 19

44. Please explain why this section focuses only on social networking and not the competition for car wrap products and services. To the extent your disclosure is meant to deal with using social networking as a means of marketing car wrap service, please revise to clarify and also provide information that is more appropriate to a niche social networking venture. Please also provide support for these expected competitive advantages given your limited resources and managements limited experience in the area of car wraps and social networking. Please also provide support for your belief that you can offer "more" information, current data, features and user friendly experience that the majority of existing sites or revise to remove.

Marketing, page 19

45. Please expand your disclosure to discuss the challenges of getting your website ranked highly on search engines, particularly as a new venture, and using search engine optimization techniques are no guarantee to success since the criteria used by search engines is often changing and not easy to identify. In addition, disclose the estimated cost of using a SEO company, and tell us whether such cost is included in the Use of Proceeds section. Clarify also that using an SEO company is no guarantee of long-term success with improving your search engine rankings.

Intellectual Property, page 20

46. Please revise to clarify for what products or services you intend to apply for trademark protection and/or copyright protection. Please balance the disclosure here to indicate if you have any products or services that are already developed that you intend to apply for trademark or copyright. If you have none, please make that clear.

Plan of Operations, page 21

47. Please expand your Plan of Operations to more fully describe your plan for the car wrap business. To the extent your discuss future business plans, please balance the disclosure to clarify the material steps necessary, timeframes, and needed financing for each separate product or business line. Clarify what the ultimate products or services are that you ultimately intend to sell. For example, we note that you intend to develop and market a website where garages can place orders for car wraps, but it unclear what resources will be in place to fill such orders, how you intend to secure the necessary inventory, and how you plan to market your website or services with garages. Explain your intent for this business including what portion of your overall operations will be for sales of car wrap products as compared to revenue from website advertising and how plan to attract website advertising to your website. Please also discuss your expectation for future sales, growth, etc. In addition, please include a budget and timeline for the various aspects of your business development.

48. In regards to your website, please explain what www.odesk.com is and how it fits into your plan of operations. In addition, please tell us the purpose for entering data about various Internet websites into you planned database. Please also explain what Google AdSense is and clarify that there is no guarantee that you will generate meaningful advertising revenue from its utilization.

Directors, Executive Officers, Promoters, and Control Persons, page 23

49. Please revise to disclose when Mr. Ben Arzi stopped working for Joseph Jacob Ltd., and provide more detail related to this experience, such as how many retail stores and how many employees he managed. Please also clarify if Mr. Ben Arzi is employed by a company or is self-employed when it comes to the private travel guide services, and

when he began working in this capacity and if he is still active in his role. Please also define what is a VIP client or revise to remove this term.

50. Please revise to include a five-year business description for Mr. Brodman, including positions, companies, and stop and start months, as we currently note that the disclosure only goes back to 2008. Please also clarify what the acronym IDF stands for in relation to Mr. Brodman's teaching role.

51. For both Mr. Ben Arzi and Mr. Brodman, please reconcile the disclosure here that each spend approximately 20 hours per week on your business, with the disclosure on page 20 that they have flexibility to work up to 15 hours per week.

Recent Sales of Unregistered Securities, page II-1

52. Please revise to include the specific exemption you relied upon for each sale of unregistered securities and state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Signatures, page II-3

53. Please explain why both Mr. Ben Arzi and Mr. Brodman are signing in the same capacities as Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Justin Dobbie for

Susan Block
Attorney-Advisor

cc (via E-mail): Jonathan D. Strum, Esq.